Exhibit 21.1
WESTERN ALLIANCE BANCORPORATION

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation or Organization
Bank of Nevada	Nevada
BW Real Estate, Inc.	Nevada
Alliance Bank of Arizona	Arizona
Torrey Pines Bank	California
Alta Alliance Bank	California
First Independent Bank of Nevada	Nevada
Premier Trust, Inc.	Nevada
Shine Investment Advisory Services, Inc.	Colorado
Western Alliance Equipment Finance, Inc.	Arizona